GREAT-WEST
LIFECO INC.

October 9, 2003

03032821

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

BY COURIER

RECEIVED OCT 14 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 188

SUPPL

Dear Sirs:

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the Insider Reports for shares purchased under the Corporation's continuing Normal Course Issuer Bid dated:

- September 24;
- October 2,
- October 3, and
- October 9, 2003.

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

Connie Neilson

Connie Neilson
Corporate Secretarial Specialist

Encls.

10/27

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190

2003-09-24, 14:57:54, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	365901983
Filing date	2003-09-24
Date of transaction	2003-09-19
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	194700
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	366096683
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuate with the exercise of stock options (which are reported by each insider).

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2003-10-02, 12:09:35, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	366096683
Filing date	2003-10-02
Date of transaction	2003-09-26
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	143100
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	366239783
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.
Private remarks to securities regulatory authorities	The Corporation's ooutstanding shares fluctuate with the exercise of stock options (which are reported by each insider).

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2003-10-03, 16:35:47, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	366239783
Filing date	2003-10-03
Date of transaction	2003-09-30
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	58000
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	366297783
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuate with the exercise of stock options (which are reported by each insider).

Next

2003-10-09, 15:40:39, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares		
Opening balance of securities held	366297783		
Filing date	2003-10-09		
Date of transaction	2003-10-03		
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase		
Number or value of securities acquired	32400		
Unit price or exercise price		Currency	Canadian Dollar
Closing balance of securities held	366330183		
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.		
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuate with the exercise of stock options (which are reported by each insider).		

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